FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

24 September 2007 - Publication of Amendment to F-4

Fortis, RBS and Santander  (collectively,  the "Banks") have today publicly filed an amendment to the Form
F-4 with the SEC.  The Form F-4 was first filed on 20 July 2007 in  connection  with the Banks'  offer for
ABN AMRO.  The  amendments to the Form F-4 include the provision of further  detail on  developments  that have  been  announced  by the Banks in recent  weeks,  such as  amendments  in  connection  with the Dutch
Minister of Finance's  consent and the status of the financing of the offer.  The amendments  also include an update of regulatory approvals.

Copies of the offer  documents and of documents  incorporated  by reference in the offer  documents may be obtained  free of charge,  subject to the same  restrictions  as apply to the offers,  by  contacting  the
Dutch exchange agent or the global information agent at the addresses and telephone numbers below.

The Dutch exchange agent:                                       The global information agent:
Fortis Bank (Nederland) N.V.                                    D.F. King & Co., Inc.
Rokin 55                                                        2 London Wall Buildings, 2nd Floor
1012 KK Amsterdam                                               London Wall, London EC2M 5PP
The Netherlands                                                 United Kingdom
Tel: +31 20 527 24 67                                           European Toll Free Help Line: 00 800 5464 5464
                                                                48 Wall Street, 22nd Floor
                                                                New York, NY 10005
                                                                United States
                                                                North American Toll Free Help Line: 1 (800) 848 2998

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Important Information

This  announcement  is made  pursuant  to  article  9b(1) of the Dutch  Decree on the  Supervision  of the
Securities Trade 1995.

In  connection  with  the  offer  for ABN  AMRO,  RBS has  filed  with the U.S.  Securities  and  Exchange
Commission (the "SEC") a Registration  Statement on Form F-4, which includes a preliminary  version of the prospectus,  and the Banks have filed  with the SEC a Tender  Offer  Statement  on  Schedule  TO and other relevant materials.  The Form F-4 has not yet become effective.  INVESTORS ARE URGED TO READ ANY DOCUMENTS
REGARDING  THE OFFER  BECAUSE  THEY CONTAIN  IMPORTANT  INFORMATION.  Investors  may obtain a copy of such documents  without charge,  at the SEC's website  (http://www.sec.gov/).  Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This  communication  shall  not  constitute  an offer to sell or the  solicitation  of an offer to buy any securities,  nor  shall  there  be any  sale of  securities  in any  jurisdiction  in  which  such  offer, solicitation or sale would be unlawful prior to registration  or  qualification  under the securities laws of any such  jurisdiction.  This  press  release  is not an offer of  securities  for sale into the United
States.  No offering of  securities  shall be made in the United States  except  pursuant to  registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement  includes  certain  "forward-looking  statements".  These  statements  are based on the current  expectations  of the Banks and are  naturally  subject  to  uncertainty  and  changes  in certain circumstances.  Forward-looking  statements include any synergy statements and, without limitation,  other statements typically containing words such as "intends",  "expects",  "anticipates",  "targets",  "plans",
"estimates"  and words of similar import.  By their nature,  forward-looking  statements  involve risk and uncertainty  because  they  relate to events and depend on  circumstances  that will occur in the  future.
There are a number of factors that could cause actual results and  developments to differ  materially from those  expressed  or  implied by such  forward-looking  statements.  These  factors  include,  but are not limited to, the presence of a  competitive  offer for ABN AMRO,  whether the Banks and ABN AMRO enter into any  definitive  agreement  with respect to the potential  acquisition  of ABN AMRO,  satisfaction  of any conditions to the offer,  including  the receipt of required  regulatory  and  anti-trust  approvals,  the successful completion of the offer or any subsequent  compulsory  acquisition  procedure,  the anticipated benefits  of  the  offer  (including  anticipated  synergies)  not  being  realized,  the  separation  and integration  of ABN AMRO and its  assets  among the  Banks  being  materially  delayed  or more  costly or difficult than expected,  as well as additional factors,  such as changes in economic conditions,  changes in the regulatory  environment,  fluctuations  in interest and exchange  rates,  the outcome of litigation and  government  actions.  Other unknown or  unpredictable  factors  could cause actual  results to differ materially  from those in the  forward-looking  statements.  None of the Banks undertake any obligation to update  publicly or revise  forward-looking  statements,  whether as a result of new  information,  future events or otherwise, except to the extent legally required.

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Fortis  N.V.,  Archimedeslaan  6, 3584 BA  Utrecht,  Netherlands;  Fortis  S.A./N.V.,  Rue Royale 20, 1000
Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office,  Gogarburn,  Edinburgh EH12 1HQ, UK. Registered Office,
36 St Andrew Square, Edinburgh EH2 2YB.  Registered in Scotland No 45551

Banco  Santander,  S.A.,  Ciudad Grupo  Santander,  Avenida de Cantabria,  s/n,  28660 Boadilla del Monte,
Madrid, Spain

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:25 September, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat